ERIC GIRDLER

Chardon, Ohio, United States

SUMMARY

Eric Girdler is Chief Operating Officer and leads supply chain, operations and manufacturing development of the company. Eric has been with AEA since 2016.

WORK EXPERIENCE

Advancing Eco Agriculture

Chief Operating Officer • May 2018 - Present

Vice President Operations • April 2016 - May 2018

- The leader of soil and plant nutrition.

The Dyson Corporation

Director of Operations • March 2012 - March 2016

- Scheduling and Planning of day to day operations. Focused on lean initiatives to improve key company metrics. Leader on the steering committee.

Operations Manager • March 2010 - March 2012

- Oversaw the production process, ensuring efficiency and

Production Supervisor • August 2008 - March 2010

- Adhere to production schedules. Hire and train employees.

EDUCATION

Management Developement Program: Develop Your Managerial Mindset

Wharton Executive Education

Credit Risk & Accounts Receivable Management

Credit Research Foundation • 2019 - 2019

Executive Education

Weatherhead School of Management at Case Western Reserve University • 2014 - 2015

Supervision and Leadership

Lakeland Community College • 2010 - 2011

Applied Science

Pennsylvania College of Technology